UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company” or the “Registrant”) hereby announces that the shareholders of the Company approved all of the proposals brought before the annual general meeting of shareholders held on September 17, 2024 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 13, 2024, and sent in connection with the Meeting.

157,503,922 ordinary shares, representing approximately 75.65% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the SEC on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

September 19, 2024	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira
General Counsel

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